                QUANTUM VENTURES INC.

                                            8926 Shepherd Way

                                            Delta BC, Canada, V6C 4K1

                                            Telephone: 604-783-5865

June 5, 2007

VIA EDGAR and FACSIMILE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

100 F Street N.E.

Washington D.C. 20002

USA

Attention: Barbara Jacobs, Assistant Director

Re:

Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Quantum Ventures Inc.

Filed May 22, 2007, June 5, 2007

File No. 333-119146

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests  that the Form SB-2 Registration Statement of Quantum Ventures Inc. be declared effective on Friday, June 8, 2007 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

 Quantum Ventures Inc., acknowledges that

•

should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/Desmond Ross

Desmond Ross
Director, President, Secretary, Treasurer, Principal Financial Officer                                            and Principal Accounting Officer